

July 30, 2021

Anthony E. Hull
Vice President, Chief Financial Officer and Treasurer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, New York 13203

> **Re: Carrols Restaurant Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2021**
> **Filed March 11, 2021**
> **File No. 001-33174**

Dear Mr. Hull:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2021

Consolidated Financial Statements
Consolidated Statements of Comprehensive Income (Loss), page F-4

1. It appears from your disclosure on page F-10 that cost of sales consists of food, beverage and paper costs and delivery charges, net of vendor purchase discounts and rebates, and is not burdened with other direct and indirect costs of producing your food and beverages. If so, please retitle this line item accordingly to better reflect what it represents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services